Exhibit 99.1

GCL’s 4Divinity Announces Exclusive Global Publishing and Distribution Rights for Wuxia Action-RPG ‘A Whisper of Fall: Jinyiwei’

SINGAPORE, June 18, 2026 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (Nasdaq: GCL) (GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), has secured worldwide publishing and distribution rights for the upcoming action-stealth RPG “A Whisper of Fall: Jinyiwei” from Chengdu Cangmo Information Technology Co., Ltd. ("Chengdu Cangmo").

The signed publishing agreement between the parties follows the memorandum of understanding in April 2026 and formally appoints 4Divinity as the game’s global publisher and distributor across PC and consoles platforms.

4Divinity will lead the game’s worldwide publishing, marketing, localization and distribution efforts, bringing ”A Whisper of Fall: Jinyiwei” to players around the world. The two companies plan to have a global launch that will showcase the game’s cinematic storytelling, immersive historical setting, and action-driven gameplay to international audiences in 2027.

Set during China’s Ming Dynasty, “A Whisper of Fall: Jinyiwei” is a single player action role-playing game that places players in the role of a Jinyiwei, an elite member of the Embroidered Uniform Guard who served as the emperor’s secret police, intelligence network, and personal protectors. Drawn into a dangerous world of political intrigue, conspiracies, and betrayal, players must navigate a richly realized historical setting through a blend of visceral martial-arts combat, stealth-based infiltration, and fluid rooftop traversal. Its Hakoniwa-style environments encourage exploration, investigation, and deduction, rewarding players who uncover the secrets hidden beneath the empire’s surface.

“We're excited that we will be able to bring “A Whisper of Fall: Jinyiwei” to players around the world,” said Sebastian Toke, Group CEO of GCL. “This agreement marks an important step in the continued growth of 4Divinity's portfolio of culturally distinctive titles with global appeal. From the moment we saw the game, we recognized its potential to embody our vision - a premium IP with the creative ambition, production quality, and franchise potential to establish a lasting presence in the global market. We believe this is the beginning of a deep and enduring creative partnership with Chengdu Cangmo, the game developer.”

At this time, “A Whisper of Fall: Jinyiwei” is targeted for a launch simultaneously on PC and game consoles in 2027.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles and PCs. Learn more at https://www.gclglobalholdings.com/

About 4Divinity

4Divinity Pte. Ltd. is a digital and retail games publishing company and an indirect majority-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. By combining regional insights with international reach, 4Divinity also partners with publishers and development studios to introduce brand-new IP to the region.

https://www.4divinity.com/

About Chengdu Cangmo Information Technology Co., Ltd.

Founded in Chengdu, China, Chengdu Cangmo is an indie game development studio specializing in narrative-driven, cinematic action experiences rooted in Chinese history and culture. The studio's debut title, “A Whisper of Fall: Jinyiwei,” is supported by the PlayStation China Hero Project and is being developed for PlayStation 5 and PC.

Forward-Looking Statements

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These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F for the fiscal year ended March 31, 2025, as amended, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aumadvisors.com
(646) 652-7185